[Letterhead of Hayden Bergman Rooney, Professional Corporation]

October 10, 2006

Securities and Exchange Commission

100 F Street, N.E. - Mail Stop 3720

Washington, D.C. 20549-7010

Attn: Derek B. Swanson

RE:	Trans-India Acquisition Corporation
Amendment No. 1 to Registration Statement on Form S-1 filed September 15, 2006
File No. 333-136300

Ladies and Gentlemen:

On behalf of Trans-India Acquisition Corporation (“Trans-India” or the “Company”), we are responding to the letter of the staff (the “Staff”) of the Securities and Exchange Commission dated September 26, 2006 relating to Amendment No. 1 to the registration statement (the “Registration Statement”) on Form S-1 filed by the Company on September 15, 2006. Trans-India is submitting for filing Amendment No. 2 to the Registration Statement concurrent with the mailing of this response letter to you, five marked copies of which are provided herewith for your reference. All page numbers below refer to the Registration Statement, as amended. Further, for the Staff’s convenience, we have repeated the Staff’s comments below in italic face type before each of our responses.

Amendment No. 1 to Form S-1

Proposed Business, page 44

1.	We note your stated intention to acquire a business or businesses “having primary business operations located in India….” Expand to clarify the parameters of this statement. For example, could you acquire a business where the target business’ management is located elsewhere while operations are in India or vice versa? Are you permitted to change business focus and acquire a company with little or no connection to India?

The Company was formed to effect a business combination in India. Trans-India’s management considers the Company’s mandate to generally be the acquisition of a target business with primary business operations in India, as stated in the Registration Statement. Of course, since a particular target business has not been identified and given the global marketplace today and the outsourcing strengths of India, it is not unlikely that a target business will not also have operations outside of India, including, for example, customers, employees, assets or offices.

Trans-India’s management intends to consider the following factors when evaluating whether any potential target business falls within its India investment mandate:

•	location(s) of physical operations;
•	location(s) of employees;
•	location(s) of principal executive offices and other offices; and
•	location(s) of management employees.

Securities and Exchange Commission

October 10, 2006

Trans-India does not expect any of the above factors alone to be determinative, but rather Trans-India’s management will determine whether in aggregate the operations of the target business touches and concerns India such to conclude that the business operations of the company are primarily in India. As requested by the Staff, page 44 of the Registration Statement has been revised to include disclosure of such factors that will be considered by management in determining that a potential target has business operations primarily in India.

Unlike its ability to pursue a target business outside of the life sciences sector, as stated in the Registration Statement, Trans-India is not permitted to change business focus and acquire a company with little or no connection to India.

Underwriting, page 75

2.	We note your response to our prior comment 4. Summarize the factors that the underwriters will consider in deciding whether to allow the warrants and common stock to separately trade earlier than 90 days after effectiveness and how such a decision would be announced to the market.

As requested by the Staff, Trans-India has added disclosure in the Underwriting section on page 78 of the Registration Statement to include disclosure of the factors that the underwriters will consider in deciding whether to allow the warrants and common stock to separately trade earlier than 90 days after effectiveness and how such a decision would be announced to the market.

Exhibit 5.1, Legal Opinion

3.	We note your response to our prior comment 30, that Item 601(b)(5) of Regulation S-K does not require counsel to opine that the warrants are binding obligations under the appropriate state contract law. However, since warrants are contractual arrangements similar to debt obligations, we have taken the position that in order to satisfy the requirements of Item 601(b)(5) of Regulation S-K, the legality opinion should confirm that the warrants being registered in the offering are binding obligations of the company under the appropriate state contract law governing the warrant agreement.

As requested by the Staff, Hayden Bergman Rooney, Professional Corporation, has revised Exhibit 5.1 contained in Amendment No. 2 to the Registration Statement to include the opinion that the warrants being registered in the offering are binding obligations of the Company under Delaware law.

Any questions or comments regarding this letter should be directed to the undersigned at (415) 692-3310 ext. 24.

Sincerely, HAYDEN BERGMAN ROONEY Professional Corporation

/s/ KEVIN K. ROONEY

Kevin K. Rooney

Securities and Exchange Commission

October 10, 2006

Enclosures

cc:	Bobba Venkatadri, Trans-India Acquisition Corporation

Craig Colmar, Trans-India Acquisition Corporation

Kathleen Cerveny, Dilworth Paxson LLP

via facsimile (w/o enclosures)

Larry Spirgel, Securities and Exchange Commission

Kathleen Krebs, Securities and Exchange Commission

Terry French, Securities and Exchange Commission

Nasreen Mohammed, Securities and Exchange Commission